Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Issuer Free Writing Prospectus dated January 7, 2016

Registration No. 333-203569

PAVmed Inc. (the “Company”) has made available on its website a video presentation relating to the Company’s operations. A transcript of the video is set forth below. Information on, or accessible through, the Company’s website is not part of this free writing prospectus, nor is it part of the Company’s registration statement (including the preliminary prospectus) relating to the Company’s initial public offering.

Corporate Video Transcript – January 7, 2016

TIME	AUDIO	VISUALS
[0:00]…[0:21]	((MUSIC))

((VIDEO)

Montage of medical technologies

((GRAPHIC))

PAVmed Logo

((TEXT))

•      PAVmed Inc. (“PAVmed”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents PAVmed has filed with the SEC for more complete information about PAVmed and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, PAVmed, any selling agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-430-7646 or by email at rff@pavm.com.

•      This presentation contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

•      PAVmed undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors, among others, that may affect actual results include: PAVmed’s ability to implement its business plan; PAVmed’s ability to register and protect its intellectual property; obtaining the necessary financing to operate its business; loss of key personnel; changes in economic conditions generally; legislative and regulatory changes; and the degree and nature of PAVmed’s competition.

((TEXT))

•      PAVmed makes no representation or warranty as to the accuracy or completeness of the information contained in this presentation. This presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in PAVmed and is not intended to form the basis of any investment decision in PAVmed.

•      This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PAVmed has not yet sought nor received clearance from the FDA or any other regulatory agency for any of the products described in this presentation.

[0:22]…[0:51]

((NARRATOR))

Our generation has achieved wonders in how we prevent and treat illnesses. Yet for every company with a successful innovation, there have been many others whose products never reach humans due to the onerous financial, clinical and regulatory hurdles these companies face. Against this background, one company, PAVmed, is innovating at the speed of life, rapidly and efficiently bringing new and exciting products to patients and doctors. While increasing shareholder value.

((VIDEO)) Montage of patients, clinicians and medical technologies Montage of PAVmed team reviewing and discussing its technologies
[0:52]…[1:10]

((AKLOG))

PAVmed is a multi-product medical device company which brings innovative medical technologies to patients, to the market, with really unprecedented speed and efficiency.

We’re in the process of building a pipeline of exciting, innovative medical device products that have a market opportunity w-we believe in excess of $4 billion.

((VIDEO)) Aklog speaking ((BANNER)) Dr. Lishan Aklog Co-Founder, Chairman and CEO of PAVmed Inc. Cardiac Surgeon and Serial Entrepreneur ((GRAPHIC)) Images of 5 lead products

[1:11]…[1:30]

((DEGUZMAN))

As chief medical officer of PAVmed, I’m incredibly excited about our current pipeline of products.  It gives me the opportunity to guide those products through design, development, regulatory, FDA clearance, commercialization, and ultimately see all of those products get into the hands of capable physicians and helping patients around the world.

((VIDEO)) deGuzman speaking Montage of patients. clinicians and medical technologies ((BANNER)) Dr. Brian deGuzman Chief Medical Officer of PAVmed Inc., Cardiac Surgeon and Serial Entrepreneur
[1:31]…[2:02]

((GLENNON))

PAVmed leadership team with Doctors Aklog, deGuzman and myself have created a proprietary…PAVmed model that looks at the evolution of a medical device.

We look at IP. We look at clinical relevant proof of concept. We look at engineering and operation solutions. We look at a comprehensive supply chain solution incorporating components and sub-assemblies and fully assembled devices. We look at manufacturing in the US. We look at OUS. We look at everything it takes to go from the whiteboard into a box through the regulatory.

((VIDEO))

Glennon speaking

Montage of PAVmed team reviewing and discussing its technologies

Montage of device manufacturing

((BANNER))

Mike Glennon

Vice Chairman of PAVmed Inc.

Veteran Medical Device Industry Executive and Serial Entrepreneur

[2:03]…[2:21]

((WEILD))

And so I I decided to join PAVmed simply because Dr. Aklog I think is that exceptional. I think the team that he’s got around him on the board of directors is exceptional. The business model is quite innovative in a very good way, and I think that their approach to capital markets is equally innovative and interesting.

((VIDEO)) Montage of PAVmed team reviewing and discussing its technologies Weild speaking ((BANNER)) David Weild Director, PAVmed Inc. Former Vice Chairman of Nasdaq
[2:22]…[2:46]

((COX))

I’ve consulted for probably about 30 different companies, both large ones like St. Jude and Medtronic and so on, and also ones that have just literally started from scratch and several in between.

I think the distinguishing factors are the small amount of investment in the company and the rapidity with which they can get FDA approval at various levels.

((VIDEO))

Montage of patients. clinicians and medical technologies

Cox speaking

((BANNER))

James Cox

Director, PAVmed Inc.

Renowned Cardiothoracic Surgeon

((GRAPHIC))

Animated chart showing leadership team’s track record of capital and time efficiency

[2:47]…[3:13]

((SPARKS))

I think the model is very unique. It’s something that I have never seen before in the market; and I know from experience that being able to bring products to market with a light infrastructure, without a significant amount of brick and mortar type investments and coming through with the similar results that you see coming out of some of the strategic companies is a model that is very, very powerful.

((VIDEO)) Sparks speaking Montage of patients. clinicians and medical technologies ((BANNER)) Ron Sparks Director, PAVmed Veteran Medical Device CEO, Commercialized over 50 medical Devices

[3:14]…[5:17]

((NARRATOR))

PAVmed is building a diversified pipeline with innovative high-impact, high-margin products encompassing a broad spectrum of clinical areas.

Patients with cancer and other conditions often undergo implantation of a device under the skin with a catheter that enters a large vein. PAVmed’s Port-IO device takes a new approach with no portion of the device residing in a blood vessel. This approach promises to be less invasive, more cost-effective and less prone to complications.

Physicians are able to treat small tumors and other conditions with ablation devices that destroys tissue using targeted energy. PAVmed’s Caldus platform allows the doctor to perform ablations by delivering extremely hot fluid through a special disposable balloon catheter, without the need for a complex expensive console.

About 350,000 patients undergo carpal tunnel surgery each year. PAVmed’s CarpX is a catheter based device which can treat carpal tunnel syndrome without the need for open surgery. This model promises to be less invasive and more cost-effective.

PAVmed’s NextCath is an innovative short-term catheter with a unique feature that makes it self-anchoring. NextCath eliminates the need for expensive securement devices and decreases complications associated with dislodgment.

NextFlo is a highly accurate, disposable infusion pump designed for home use. It uses a simple design to maintain highly accurate flows and promises to allow more people to receive life-saving therapies without the supervision of a healthcare professional.

PAVmed intends to continue to expand its pipeline beyond these lead products through partnerships with medical centers and physician innovators.

((VIDEO)) Montage of PAVmed team reviewing and discussing its technologies Montage of patients, clinicians and medical technologies ((GRAPHICS) Images of 5 lead products as montage then individually
[5:18]…[5:39]

((AKLOG))

At PAVmed we focus on creating and growing shareholder value through the commercialization of innovative medical device products; that’s how we define success.

That’s why we like to talk about ‘Innovating at the Speed of Life.’ That’s the essence of of PAVmed.

((VIDEO)) Aklog speaking Montage of medical technologies